

August 16, 2013

Via E-mail
Eric Stoppenhagen
Chief Financial Officer
Gold Hill Resources, Inc.
3960 Howard Hughes Pkwy. #500
Las Vegas, NV 89169

> **Re:** **Gold Hill Resources, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed August 6, 2013**
> **File No. 000-53627**

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed August 6, 2013

General

1. Section 2.1 under the section entitled Transfer of Acquired Assets; Issuance of Shares in the Assignment and License Agreement states that there is a list of patents and trademarks listed in Exhibit A to the agreement; however, there is no such list attached. Please advise and revise your disclosure to clearly list the intellectual property acquired.

2. We note the revised disclosure that Mr. Good will contribute certain intellectual property and related rights which are currently owned by him to Gold Hill, *license* to Gold Hill, and assign to Gold Hill. Please clarify what property was licensed by Mr. Good as well as the terms of that license.

Description of Business, page 3

3. We note your revised disclosure in response to comment 8 in our letter dated July 10, 2013 and we re-issue in part. Please revise your disclosure to clarify your reference to "high end" and "lower end" metal detectors on page 3. In addition, please clarify how you carry out your manufacturing operations, including more information about your supply arrangements.

4. We note your revised disclosure in response to comment 11 in our letter dated July 10, 2013. The disclosure required by Item 101(h)(4)(xi) of Regulation S-K appears to still be missing. We re-issue the comment in part.

5. We note that Mr. Good was responsible for creating a database of over 25,000+ customers. Please clarify whether this constitutes actual past or current customers or whether you are referring to a list of potential customer leads.

Our Technology, page 4

6. We note your revised disclosure in response to comment 12 in our letter dated July 10, 2013. It does not appear that you have clarified how close you are to finalizing your technology and when "future products" may be available in the market. We re-issue the comment in part.

Mining Properties, page 5

7. We have read your response to comment 14 in our letter dated July 10, 2013. You have told us "[t]he Company plans to acquire additional properties for mining will be incorporate into the mining plan of the company utilizing our technologies." As such, it remains unclear to us how your mining properties are to be incorporated with your business plan as disclosed and to what extent such properties impact the manufacturing of your mining and mineral detection products. As previously requested, please revise your filing to clearly explain.

8. We note your revised disclosure in response to comment 17 in our letter dated July 10, 2013. The disclosure with respect to how you will search for properties, what types of properties you will target, what experience you have in searching for mining properties, expenses you may incur, and what challenges you expect to face are still missing. We re-issue the comment.

9. We note your response to comment 19 from our letter dated July 20, 2013. Please disclose the BLM claim numbers and the annual fees or work requirements associated with your mineral claims.

10. Additionally, please reconcile your revised filing to the disclosure on your company website regarding your mineral properties. For example, in regards to your Micro Gold Mine claim your company website indicates that the property has very high gold ore content. In regards to your Pahrump, Nevada claim, your company website discloses that you have identified significant gold ore deposits. We note from your revised disclosure that your properties have no mineral reserves, that minimal work has been performed on your properties, and that you currently have no proposed exploration plans.

Management's Discussion and Analysis, page 8

Liquidity and Capital Resources, page 9

11. We have read your response and revision to comment 32 in our letter dated July 10, 2013. You state on page 10 that even with the proceeds you raised from the June 2013 private placement, you anticipate that existing cash and cash equivalents will not be sufficient to fund your business needs for more than three months and you are currently seeking additional financing. Please revise your filing to disclose how your business and/or operating plans will be impacted should you not be able to obtain additional financing beyond the third month. For example, discuss the extent to which you would scale back or suspend operations, etc.

12. We note your response and revised disclosure in response to comment 32 in our letter dated July 10, 2013. We note that your existing cash and cash equivalents will not be sufficient to fund your business for more than 3 months. Please revise your risk factor on page 12 beginning with "We will continue to need additional financing. . ." which references net funds sufficient to fund your planned activities "for up to a year . . . " as this no longer appears to be an accurate forecast of your cash reserves.

13. We have read your response and revision to comment 34 in our letter dated July 10, 2013. You state on page 10 that "[a]s of June 13, 2013, we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios." However, you later state "[t]here are no financial covenants under our debt agreements." Please revise or reconcile these statements. As previously requested, revise to disclose the actual ratios achieved, as well as the required minimum/maximum ratios for each of your debt-to-equity, tangible net equity and interest coverage covenants.

Security Ownership of Certain Beneficial Owners and Management, page 17

14. We note your response and revised disclosure in response to comment 37 in our letter dated July 10, 2013. The first table on page 17 still includes a "(2)" in the "Percentage of Class" column that does not appear to be applicable to any disclosure. Please remove. Further, the calculations of percentage ownership in the second table on page 17 still do

not appear to be correct. The percentages noted add up to 77%, not 72.4% as noted. Please advise.

Directors and Executive Officers, Promoters and Control Persons, page 18

15. We note your response and revised disclosure in response to comment 37 in our letter dated July 10, 2013. Mr. Ken Bailey is still noted as an officer on the bottom of page 2 and the top of page 3. Please advise.

16. We note your response and revised disclosure in response to comment 38 in our letter dated July 10, 2013. The disclosure still appears to be inconsistent. In the introductory paragraph on page 18, you disclose that the "following persons" were appointed "as our executive officers" at "the Closing [June 13, 2013]." However, as noted in our comment 38 and in your revised disclosure on page 18, Mr. Radovich was appointed president effective April 15, 2013 – prior to Closing. Please revise your disclosure to ensure there are no inconsistencies with respect to the dates and disclosure of your officer appointments.

17. We note your revised disclosure in response to comment 39 in our letter dated July 10, 2013. Please revise your disclosure to include a description of Mr. Flanagan's employment after his resignation from Healthient in March 2011 until his appointment as your executive vice president on April 10, 2013.

18. It does not appear that you have responded to comment 43 in our letter dated July 10, 2013. We re-issue the comment.

Employment Contracts, page 20

19. We note your response to comment 45 in our letter dated July 10, 2013. The revised employment agreements of Mr. Good and Mr. Flanagan, attached as Exhibits 10.2 and 10.3 to the Form 8-K/A, appear to no longer include the Verdad Telecom, Inc. contingency. We note, however, that Mr. Radovich's employment agreement, which is noted in your exhibit list as incorporated by reference from Exhibit 99.1 to your Form 8-K filed April 17, 2013, still includes discussion of the Verdad Telecom, Inc. contingency. Please advise. If Mr. Radovich's employment agreement has been revised, please disclose the revision accordingly and file the revised employment agreement with your next amendment.

Certain Relationships and Related Transactions, page 21

20. We note your revised disclosure in response to comment 47 in our letter dated July 10, 2013. Please revise your disclosure to clarify who the "shareholder" is from whom Accurate Locators leases its facilities.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 22

21. We note your revised disclosure in response to comment 50 in our letter dated July 10,
2013. We note references to "70 holders of record" as of June 13, 2013 and "31,315,970
shares of common stock issued and [currently] outstanding" in the first paragraph on
page 23. Further, we note references to "58 stockholders of record" and "31,315,954
shares of common stock" as of June 13, 2013 under "Description of Our Securities" on
page 23. Please revise your disclosure to correct these apparent inconsistencies in
number of record holders and shares outstanding on the same date.

Signatures, page 26

22. Your amended filing should include a signature that is dated current. With your next
amendment, please include a currently dated signature.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial
statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-
3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                     Sincerely,

                                     /s/ Craig Slivka, for

                                     Pamela Long
                                     Assistant Director